EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
HORIZON OIL SANDS PRODUCTION
CALGARY, ALBERTA – JULY 29, 2010 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces monthly production of Synthetic Crude Oil (“SCO”) at Horizon Oil Sands as follows:

Month	SCO Production (bbl/d)
Q1 2010	86,995
April 2010	101,000*
May 2010	81,400*
June 2010	117,600*
Q2 2010	99,950
July 2010 forecast	100,000–103,000
*rounded to the nearest hundred

Proactive maintenance, which reduced plant capacity by approximately 50%, has been taken late in July to replace a number of coker valves and to address some very localized pipe wall thinning in the amine unit.  Planned maintenance activity in August includes Ore Preparation Plant screen changes, and a routine pigging cycle.  August 2010 production is expected to be between 102,000 and 107,000 barrels per day of SCO.

The Company targets stable production levels of approximately 110,000 barrels per day of SCO for the remainder of 2010 and will continue to complete strategic maintenance as required.

Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President COREY B. BIEBER Vice-President, Finance & Investor Relations
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

This document contains forward-looking statements under applicable securities laws, including, in particular, statements about Canadian Naturals’ plans, strategies and prospects.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated.  Please refer to the Company’s Interim Report or Annual Information Form
for a full description of these risks and impacts.